WINTERS, DORSEY & COMPANY, LLC

June 30, 2006

Nord Resources Corporation
1 West Wetmore Road
Suite 203
Tucson, Arizona 85705

Dear Sirs/Mesdames:

RE:	NORD RESOURCES CORPORATION (THE “CORPORATION”)
CONSENT OF EXPERT

Reference is made to amendment no. 1 to the Corporation’s annual report on Form 10-KSB for the year ended December 31, 2005 (the “Annual Report”).

We hereby consent to:

(a)

the use of our name in the Annual Report in connection with references to our involvement in the preparation of an updated feasibility study entitled “Johnson Camp Copper Project, Arizona, United States, 2005 Feasibility Study” dated October 11, 2005, as supplemented by an addendum dated June 2006 (the “2005 Updated Feasibility Study”);

(b)	references to the 2005 Updated Feasibility Study or portions thereof, in the Annual Report;

(c)

references in the Annual Report to those portions of the feasibility study prepared by The Winters Company and entitled “Nord Resources Corporation, Feasibility Study, Johnson Camp Project, Cochise County, Arizona” dated March 2000, which have been adopted or otherwise incorporated by us into the 2005 Updated Feasibility Study; and

(d)

the inclusion of all information derived from the 2005 Updated Feasibility Study in the Annual Report, as we have no reason to believe that there are any misrepresentations in the information contained in the Annual Report derived from the 2005 Updated Feasibility Study.

We acknowledge and agree that if such disclosure is included or incorporated by reference into any registration statement (the “Registration Statement”) that is filed by the Corporation under the Securities Act of 1933, as amended, we will be named as an expert in the Registration

Statement, and that our consent to being so named will be required to be filed as an exhibit to the Registration Statement.

Yours truly,

WINTERS, DORSEY & COMPANY, LLC

By:	/s/ Harry J. Winters

Harry J. Winters, Jr., President
Registered Professional Geological Engineer